Exhibit 99.90

DeFi Technologies Announces Inaugural Bitcoin Investor
Day Hosted by Subsidiary Reflexivity Research

●	Inaugural Bitcoin Investor Day: DeFi Technologies’ subsidiary Reflexivity Research is hosting its inaugural Bitcoin Investor Day on March 22nd, 2024, in New York City, aimed at bridging the power of traditional finance with the innovation of Bitcoin.

●	Event Highlights and Participation: The event, moderated by Anthony Pompliano, co-founder of Reflexivity, will feature discussions on Bitcoin's future in traditional and institutional finance, with speakers like Cathie Wood, Anthony Scaramucci, and Mike Novogratz, targeting institutional investors, capital allocators, and entrepreneurs.

Toronto, Canada, March 07, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Reflexivity Research, will be hosting its inaugural Bitcoin Investor Day. This premier event is set to take place on Friday, March 22nd from 9:30 AM to 4:30 PM EST in New York City.

The Bitcoin Investor Day, orchestrated by Reflexivity Research, aims to assemble hundreds of institutional investors, capital allocators, and forward-thinking entrepreneurs. The day-long event, moderated by the co-founder of Reflexivity, Anthony Pompliano, promises a lineup of top-tier speakers, unmatched networking opportunities, and a series of profound discussions on the future of Bitcoin in the realms of traditional and institutional finance.

Reflecting on the importance of insightful discourse, the event will feature a stellar lineup of speakers, including Cathie Wood of ARK Invest, Anthony Scaramucci of SkyBridge Capital, Mike Novogratz of Galaxy Digital, and many other executives from the digital asset sector.

Bitcoin Investor Day will be in New York, New York, with doors opening at 9:30 AM. The event schedule promises a full day of engaging programming, culminating in a closing happy hour at 5 PM. Interested parties are encouraged to secure their spots promptly, as tickets are priced at $50.00. Registration details and additional information can be found on the event's official webpage.

DeFi Technologies and Reflexivity Research would like to express their sincere thanks to the event's sponsors—Copper, Arch, Amberdata, Valour, Dream Startup Job, and Eden—for their steadfast support and significant contributions, ensuring the Bitcoin Investor Day is poised for success.

About Reflexivity Research LLC

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and cryptocurrency industry, empowering investors with valuable insights. Reflexivity Research is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF). For more information please visit https://www.reflexivityresearch.com/

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the benefits of the Acquisition; development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech